              S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

July 12, 2010

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on July 12, 2010 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

PRIVATE PLACEMENT TO FUND GOLD EXPLORATION, CHILE

SAMEX has completed a private placement of 3,647,334 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit (originally announced in News Release No. 4-10 dated June 10, 2010).  One full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant which expires July 8, 2012.  The units (3,647,334 shares and 1,823,668 warrants) have been issued and are subject to a hold period until November 9, 2010.  A cash finder’s fee of $3,000 was paid to Raymond James Ltd. in relation to the placement of 200,000 of the units.

Item 5:

Full Description of Material Change

PRIVATE PLACEMENT TO FUND GOLD EXPLORATION, CHILE

SAMEX has completed a private placement of 3,647,334 units comprised of one common share and one-half of a share purchase warrant at a price of $0.30 per unit (originally announced in News Release No. 4-10 dated June 10, 2010).  One full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share if exercised at any time during the two year term of the warrant which expires July 8, 2012.  The units (3,647,334 shares and 1,823,668 warrants) have been issued and are subject to a hold period until November 9, 2010.  A cash finder’s fee of $3,000 was paid to Raymond James Ltd. in relation to the placement of 200,000 of the units.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 12th day of July, 2010.

“Larry D. McLean”

Director